April 21, 2020

Eli Baker
Secretary and Vice Chairman
DEAC NV Merger Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

       Re: DEAC NV Merger Corp.
           Registration Statement on Form S-1
           Filed April 15, 2020
           File No. 333-237693

Dear Mr. Baker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Elliott Smith